Filed by Federated Stock & Bond Fund, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1943

Subject Company:  Vintage Mutual Funds, Inc.
Commission File No.:  333-126178



[FEDERATED INVESTORS, INC. logo]                                Press Release




Federated Investors' Mutual Funds to Acquire $(16)4 Million in Assets from Vintage Funds

o Three  Vintage  equity funds to  transition  into two Federated funds

(Pittsburgh, Pa., June 28, 2005) - Federated Investors, Inc., (NYSE: FII) announced today that a definitive agreement has been reached between Federated Investors, Inc. and AMCORE Financial, Inc. (NASDAQ: AMFI) concerning the proposed transition of approximately $163.8 million in mutual fund assets of three AMCORE equity mutual funds into Federated Capital Appreciation Fund and Federated Stock and Bond Fund, Inc. The financial terms of the definitive agreement were not disclosed. The announcement was made by J. Christopher Donahue, president and CEO of Federated Investors.

The boards of directors of the Federated Funds and the Vintage Funds unanimously approved the planned transitions, which are now subject to the approval of Vintage Fund shareholders. It is anticipated that the Vintage Fund shareholder meeting to approve these transactions will be held in September 2005.

"Federated's long history of working with banks, coupled with our equity investment expertise, provides an ideal opportunity for AMCORE to transition into an open architecture system," said Donahue. "Federated will continue to look to establish strategic alliances like this one so that we can best serve our bank clients."

Voting separately by fund, shareholders will be asked to approve the following transfers:

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---------------------------------- ---------------- -------------------------------------------------- -------------------------

Vintage Fund                           Assets                        Federated Fund                             Assets
                                   (as of May 31)                                                           (as of May 31)
---------------------------------- ---------------- -------------------------------------------------- -------------------------
---------------------------------- ---------------- -------------------------------------------------- -------------------------

Vintage Balanced Fund (AMBFX)       $22.1 million      Federated Stock and Bond Fund, Inc. (FSTBX)          $328.3 million
---------------------------------- ---------------- -------------------------------------------------- -------------------------
---------------------------------- ---------------- -------------------------------------------------- -------------------------

Vintage Equity Fund (VEQSX)        $107.8 million      Federated Capital Appreciation Fund (FEDEX)           $3.3 billion
---------------------------------- ---------------- -------------------------------------------------- -------------------------
---------------------------------- ---------------- -------------------------------------------------- -------------------------

Vintage Growth Fund (AVAGX)         $33.9 million      Federated Capital Appreciation Fund (FEDEX)           $3.3 billion
---------------------------------- ---------------- -------------------------------------------------- -------------------------

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Federated  has  worked  with  bank  clients  for  decades  and,  as part of this commitment since 2000, Federated has worked with four banks to transition more than $1 billion in assets to Federated managed products.

Federated Investors, Inc(.) is one of the largest investment managers in the United States, managing $179 billion in assets as of March 31, 2005. With 138 mutual funds, various separately managed accounts and closed-end funds, Federated provides comprehensive investment management to more than 5,700 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers.
Federated ranks in the top two percent of money market fund managers in the industry, the top four percent of fixed-income fund managers and the top six percent of equity fund managers.(1) For more information, visit FederatedInvestors.com.



                                       ###


1 Strategic Insight, February 28, 2005. Based on assets under management in open-end funds.

For more complete information, please visit FederatedInvestors.com for prospectuses. You should consider the fund's investment objectives, risks, charges, and expenses carefully before you invest. Information about these and other important subjects is in the fund's prospectus, which you should read carefully before investing.

Past performance is no guarantee of future results. Mutual funds are subject to risks and fluctuate in value.

Separately   Managed  Accounts  are  available  through   Federated   Investment
Counseling, a registered investment advisor.

Federated Securities Corp. is the distributor of Federated Funds.

Certain statements in this press release, such as those related to the establishment of future alliances, constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Federated, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Among other risks and uncertainties is the ability of Federated to enter into future alliances and the risk factors discussed in Federated's annual and quarterly reports as filed with the Securities and Exchange Commission. Many of these factors may be more likely to occur as a result of the ongoing threat of terrorism. As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither the company nor any other person assumes responsibility for the accuracy and completeness of such statements.

Federated Capital Appreciation Fund, a portfolio of Federated Equity Funds (ICA No. 811-4017) and Federated Stock and Bond Fund, Inc. (ICA No. 811-1) (collectively, "Federated"), together with Vintage Mutual Funds, Inc. ("Vintage"), will file a proxy statement/prospectus and other relevant document concerning the planned transitions with the United States Securities and Exchange Commission (the "SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSITIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSITIONS, AND RELATED MATTERS. Investors will be able to obtain these document's free of charge at the SEC Web site (www.sec.gov). In addition, documents filed with the SEC by Federated will be available free of charge at 1-800-341-7400 or FederatedInvestors.com. Documents filed with the SEC by Vintage will be available free of charge at 1-800-798-1819 or www.VintageFunds.com.


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Contacts:
MEDIA                           MEDIA                                   ANALYSTS
Meghan McAndrew                 Anne Cumberledge                        Ray Hanley
(412) 288-8103                  (412) 288-7538                          (412) 288-1920
mmcandrew@federatedinv.com      acumberledge@federatedinv.com           rhanley@federatedinv.com

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